Exhibit 21.1

Subsidiaries of Panther Expedited Services, Inc.

Name:	State of Incorporation:	Doing Business As:
Panther II Transportation, Inc.	Ohio	Panther II Transportation, Inc. Panther Premium Logistics Panther International

Panther II, Inc.	Ohio	Panther II, Inc.

Elite Transportation Services, LLC	Oregon	Elite Transportation Services, LLC

Integres Global Logistics, Inc.	Delaware	Integres Global Logistics, Inc.

Key Transportation Services, Inc.	Texas	Key Transportation Services, Inc.